Term sheet
To prospectus dated December 1, 2005,
prospectus supplement dated October 12, 2006 and
product supplement no. 64-I dated January 26, 2007

Term Sheet No. 2 to
Product Supplement No. 64-I
Registration Statement No. 333-130051
Dated February 5, 2007; Rule 433



Structured Investments	**JPMorgan Chase & Co.** **$** **Return Notes Linked to the Dow 10 Index℠ Total Return** **due February 12, 2009**

General

- The notes are designed for investors who seek to participate in the appreciation of the Dow 10 Index℠ Total Return, minus an Index Adjustment Factor which accrues daily over the term of the notes, as described below. Investors should be willing to forgo interest and dividend payments and, if the Index declines or does not increase sufficiently, be willing to lose some or all of their principal.
- Senior unsecured obligations of JPMorgan Chase & Co. maturing February 12, 2009†.
- Minimum denominations of $50,000 and integral multiples of $1,000 in excess thereof.
- The notes are expected to price on or about February 9, 2007†† and are expected to settle on or about February 14, 2007.

Key Terms

Index: Dow 10 Index℠ Total Return (the "Index")

Payment at Maturity: Payment at maturity will reflect the performance of the Index minus an annual Index Adjustment Factor of 0.85%, which accrues daily over the term of the notes. *The principal amount of your notes will be fully exposed to any decline in the Index.* Accordingly, at maturity, you will receive an amount calculated as follows:

$$\$1{,}000 \times [1 + (\text{Index Return} - (0.85\% \times \text{days since pricing date}/365))]$$

where "days since pricing date" is the number of calendar days from the pricing date to and including the Observation Date. If the calculation above produces a number that is less than zero, the payment at maturity will be zero.

You will lose some or all of your investment if the Index declines at all or increases by less than approximately 1.70466%.

Index Adjustment Factor: An annual fee of 0.85%, which will accrue daily over the term of the notes and will be applied to the principal amount of the notes. Accordingly, you will lose some of the principal amount of your notes if the Index Return is less than approximately 1.70466%.

Index Return: The performance of the Index from the Initial Index Level to the Ending Index Level, calculated as follows:

$$\frac{\text{Ending Index Level} - \text{Initial Index Level}}{\text{Initial Index Level}}$$

Initial Index Level: The Index closing level on the pricing date.

Ending Index Level: The Index closing level on the Observation Date.

Observation Date†: February 9, 2009

Maturity Date†: February 12, 2009

CUSIP:

† Subject to postponement in the event of a market disruption event and as described under "Description of Notes – Payment at Maturity" in the accompanying product supplement no. 64-I.

†† The pricing of the notes is subject to our special tax counsel delivering to us their opinion as described under "Selected Purchase Considerations – Capital Gains Tax Treatment."

Investing in the Return Notes involves a number of risks. See "Risk Factors" beginning on page PS-4 of the accompanying product supplement no. 64-I and "Selected Risk Considerations" beginning on page TS-3 of this term sheet.

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, each prospectus supplement, product supplement no. 64-I and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Fees and Commissions (1)	Proceeds to Us
Per note	$	$	$
Total	$	$	$

(1)   Please see "Supplemental Underwriting Information" in this term sheet for information about fees and commissions.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this term sheet together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated October 12, 2006 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 64-I dated January 26, 2007. This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. 64-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC Web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Web site):

- Product supplement no. 64-I dated January 26, 2007:
  http://www.sec.gov/Archives/edgar/data/19617/000089109207000197/e26110_424b2.pdf

- Prospectus supplement dated October 12, 2006:
  http://www.sec.gov/Archives/edgar/data/19617/000089109206003117/e25276_424b2.pdf

- Prospectus dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/e22923_base.txt

Our Central Index Key, or CIK, on the SEC Web site is 19617. As used in this term sheet, the "Company," "we," "us," or "our" refers to JPMorgan Chase & Co.

What is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Index?

The following table and graph illustrate the hypothetical total return at maturity on the notes, assuming 732 days from the pricing date to the Observation Date. The "total return" as used in this term sheet is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. The hypothetical total returns set forth below assume an Initial Index Level of 2150. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes. The numbers appearing in the following table, graph and examples have been rounded for ease of analysis.

Ending Index Level	Index Return	Total Return
4300.00	100.00%	98.2953%
3870.00	80.00%	78.2953%
3547.50	65.00%	63.2953%
3225.00	50.00%	48.2953%
3010.00	40.00%	38.2953%
2687.50	25.00%	23.2953%
2365.00	10.00%	8.2953%
2257.50	5.00%	3.2953%
2203.75	2.50%	0.7953%
2186.65	1.70466%	0.0000%
2150.00	0.00%	-1.7047%
2042.50	-5.00%	-6.7047%
1935.00	-10.00%	-11.7047%
1720.00	-20.00%	-21.7047%
1505.00	-30.00%	-31.7047%
1290.00	-40.00%	-41.7047%
1075.00	-50.00%	-51.7047%
860.00	-60.00%	-61.7047%
645.00	-70.00%	-71.7047%
430.00	-80.00%	-81.7047%
215.00	-90.00%	-91.7047%
36.65	-98.30%	-100.0000%
0	-100.00%	-100.0000%



Return Note Linked to the Dow 10 Index^{SM} Total Return
Total Return at Maturity

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table and graph above are calculated.

Example 1: The level of the Index increases from the Initial Index Level of 2150 to an Ending Index Level of 2257.50.
Because the Ending Index Level of 2257.50 is greater than the Initial Index Level of 2150, the investor receives a payment at maturity of $1,032.95 per $1,000 principal amount note, calculated as follows:

$$\$1,000 \times [1 + (5\% - (0.85\% \times 732/365))] = \$1,032.95$$

Example 2: The level of the Index decreases from the Initial Index Level of 2150 to an Ending Index Level of 2042.50.
Because the Ending Index Level of 2042.50 is less than the Initial Index Level of 2150, the investor receives a payment at maturity of $932.95 per $1,000 principal amount note, calculated as follows:

$$\$1,000 \times [1 + (-5\% - (0.85\% \times 732/365))] = \$932.95$$

Selected Purchase Considerations

- **INVESTMENT EXPOSURE TO THE DOW 10 INDEX^{SM} TOTAL RETURN** – The notes provide the opportunity to participate in the appreciation of the Dow 10 Index^{SM} Total Return, minus an annual Index Adjustment Factor of 0.85%. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

- **DIVERSIFICATION OF THE DOW 10 INDEX^{SM} TOTAL RETURN** — The return on the notes is linked to the Dow 10 Index^{SM} Total Return. The Dow 10 Index^{SM} Total Return is an equally-dollar-weighted market index constructed as a subset of the Dow Jones Industrial Average ("DJIA") that measures the total return of its ten underlying stocks. Of the 30 stocks in the DJIA, the ten with the highest dividend yields during each 12-month period ending in December, determined two days prior to the last trading day of the year, are selected as underlying securities of the Dow 10 Index^{SM} Total Return for the next year. For additional information about the Index, see the information set forth under "The Dow 10 Index^{SM} Total Return" in the accompanying product supplement no. 64-I.

- **CAPITAL GAINS TAX TREATMENT** – You should review carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 64-I. The pricing of the notes is subject to delivery of an opinion of our special tax counsel, Davis Polk & Wardwell, that it is reasonable to treat your purchase and ownership of the notes as an "open transaction" for U.S. federal income tax purposes. The opinion will be subject to the limitations described in the section entitled "Certain U.S. Federal Income Tax Consequences" in product supplement no. 64-I and will be based on certain factual representations to be received from us on or prior to the pricing date. Assuming this characterization is respected, your gain or loss on the notes should be treated as long-term capital gain or loss if you hold the notes for more than a year, whether or not you are an initial purchaser of notes at the issue price. However, the Internal Revenue Service or a court may not respect this characterization or treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. You should consult your tax adviser regarding the treatment of the notes, including possible alternative characterizations.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Index or any of the component stocks of the Index. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement no. 64-I dated January 26, 2007.

- **YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS** – The notes do not guarantee any return of principal. The return on the notes at maturity is linked to the performance of the Index and will depend on whether, and the extent to which, the Index Return is positive or negative. Your investment will be fully exposed to any decline in the Ending Index Level as compared to the Initial Index Level. Furthermore, you will lose a portion of the principal amount of your notes if any positive Index Return is less than approximately 1.70466%, assuming the notes priced on the expected pricing date set forth on the front cover of this term sheet.

- **THE TEN STOCKS THAT COMPOSE THE INDEX MAY CHANGE DURING THE TERM OF THE NOTES** – The Index is completely reconstructed at the end of each year with the ten stocks of the DJIA that had the highest dividend yield during the previous year. As a result, any stock that is included in the Index one year may be removed from the Index the following year. If the term of your notes extends past the calendar year in which the notes were issued, you will not be able to determine the Index component stocks for the duration of the term of your notes at the time that you make your investment decision.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY** – While the payment at maturity described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the Index Adjustment Factor, which fee will affect your payment at maturity. The Index Adjustment Factor reflects a 7.083 basis points per month, or 0.85% per annum, that accrues on a daily basis and includes the estimated cost of hedging our obligations under the notes. As a result, the price, if any, at which J.P. Morgan Securities Inc., whom we refer to as JPMSI, will be willing to purchase notes from you in secondary market transactions will likely be lower than the original issue price unless the Index appreciates significantly.

- **NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS** – As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the Dow 10 Index^{SM} Total Return would have.

- **LACK OF LIQUIDITY** – The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.

- **POTENTIAL CONFLICTS** – We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, we are currently one of the companies that make up the Index. We will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the Index and the notes.

- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES –** In addition to the level of the Index on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
  - the time to maturity of the notes;
  - the dividend rate on the common stocks underlying the Index;
  - interest and yield rates in the market generally;
  - a variety of economic, financial, political, regulatory or judicial events; and
  - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

- **THE OFFERING OF THE NOTES MAY BE TERMINATED BEFORE PRICING –** This term sheet has not been reviewed by our special tax counsel, Davis Polk & Wardwell, and the pricing of the offering of the notes is subject to delivery by them of an opinion regarding the tax treatment of the notes as described under "Selected Purchase Considerations – Capital Gains Tax Treatment" above. If our special tax counsel does not deliver this opinion prior to pricing, the offering of the notes will be terminated.

Historical Information

The following graph sets forth the historical performance of the Dow 10 Index^{SM} Total Return based on the weekly Index closing level from January 4, 2002 through February 2, 2007. The Index closing level on February 2, 2007 was 2146.91. We obtained the Index closing levels below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Index closing level on the Observation Date. We cannot give you assurance that the performance of the Index will result in the return of any of your initial investment.



Supplemental Underwriting Information

JPMSI, acting as agent for JPMorgan Chase & Co., will receive a commission that will depend on market conditions on the pricing date. In no event will that commission, which includes structuring and development fees, exceed $17.05 per $1,000 principal amount note. See "Underwriting" beginning on page PS-19 of the accompanying product supplement no. 64-I.

For a different portion of the notes to be sold in this offering, an affiliated bank will receive a fee and another affiliate will receive a structuring and development fee. In no event will the total amount of these fees exceed $17.05 per $1,000 principal amount note.